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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(AMENDMENT NO. 3)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

Camelot Information Systems Inc.
(Name of the Issuer)

Camelot Information Systems Inc.
Camelot Employee Scheme Inc.
Camelot Employee SubMerger Scheme INC.
Yiming Ma
Heidi Chou
Yuhui Wang
Benefit Overseas Limited
Dreams Power Ltd.
Bo Chen
(Names of Persons Filing Statement)

Ordinary Shares, no par value
American Depositary Shares, each representing four Ordinary Shares
(Title of Class of Securities)

G1795R 100 (for ordinary shares)
13322V105 (for American depositary shares)
(CUSIP Number)

Camelot Information Systems Inc. Beijing Publishing House A6 North Third Ring Road Xicheng District, Beijing 100120 The People's Republic of China Tel: +(86-10) 82019000 Fax: +86-10-82019100	Camelot Employee Scheme Inc.
Camelot Employee SubMerger Scheme INC.
Yiming Ma
Heidi Chou
Yuhui Wang
Benefit Overseas Limited
Dreams Power Ltd.
Bo Chen
c/o Camelot Information Systems Inc.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People's Republic of China
Tel: +(86-10) 8201 9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With copies to:
Paul Strecker, Esq. Shearman & Sterling 12th Floor, Gloucester Tower The Landmark, 15 Queen's Road Central Hong Kong	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004, PRC

This statement is filed in connection with (check the appropriate box):

☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐
The filing of a registration statement under the Securities Act of 1933.

☐
A tender offer

☒
None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$62,629,580.75	$8,066.69

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of $0.5125 for 122,204,060 outstanding Shares of the issuer subject to the transaction (the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.00012880.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

        This amendment No. 3 (this "Amendment") to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Camelot Information Systems Inc., a company with limited liability incorporated under the laws of the British Virgin Islands (the "Company"), the issuer of the registered ordinary shares, having no par value (each, a "Share" and collectively, the "Shares"), including the Shares represented by the American Depositary Shares, each representing four Shares ("ADSs"), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Camelot Employee Scheme Inc., a company with limited liability incorporated under the laws of the British Virgin Islands ("Parent"); (c) Camelot Employee SubMerger Scheme INC., a company with limited liability incorporated under the laws of the British Virgin Islands ("Merger Sub"); (d) Mr. Yiming Ma ("Mr. Ma" or the "Chairman"), the Company's Chairman and Chief Executive Officer; (e) Ms. Heidi Chou ("Ms. Chou"), the Company's President; (f) Mr. Yuhui Wang ("Mr. Wang"), the Company's Executive Vice President (Mr. Ma, Ms. Chou and Mr. Wang are collectively referred to as the "Buyer Group"); and (g) Benefit Overseas Limited, Dreams Power Ltd. and Mr. Bo Chen. This Amendment amends and restates in its entirety information set forth in the Transaction Statement.

        On September 18, 2013, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the "merger agreement"), which included a plan of merger required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands, substantially in the form attached as Appendix 1 to the merger agreement (the "plan of merger"). If the merger agreement is approved and authorized by the Company's shareholders and the other conditions to the closing of the merger (as described below) are met, Merger Sub will merge with and into the Company (the "merger"), with the Company continuing as the surviving corporation after the merger. Parent and Merger Sub are currently wholly owned by Mr. Ma.

        Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each outstanding Share (including Shares represented by ADSs) will be cancelled in exchange for the right to receive $0.5125 per Share or $2.05 per ADS surrendered for cancellation, in each case, in cash, without interest and net of any applicable withholding taxes, except for the following excluded Shares (the "Excluded Shares"): (i) Shares beneficially owned by the Buyer Group or any person controlled by any of them prior to the effective time; (ii) Shares beneficially owned by the Rollover Shareholders (the "Rollover Shares"); and (iii) Shares (the "Dissenting Shares") owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended (the "BVI Companies Act") (the "Dissenting Shareholders"). The surviving corporation will pay any applicable fees, charges and expenses of the ADS depositary and government charges (other than withholding taxes, if any) due to or incurred by the ADS¡¡depositary in connection with distribution of the per ADS merger consideration to holders of ADSs and the cancellation of ADSs (including any ADS cancellation or termination fees payable in accordance with the deposit agreement in connection with the merger). Each Excluded Share (including ADSs that represent Excluded Shares but excluding the Dissenting Shares) issued and outstanding immediately prior to the effective time of the merger, will be cancelled and will cease to exist, and no consideration will be delivered with respect thereto. Each Dissenting Shareholder will be entitled to receive only the payment resulting from the procedure in Section 179 of the BVI Companies Act with respect to Shares owned by such Dissenting Shareholder.

        The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including the authorization and approval by an affirmative vote of shareholders representing more than fifty percent (50%) of the outstanding Shares of the Company, present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company's shareholders which will be convened to consider the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. Based on the number of Shares expected to be outstanding on the record date and as a result of a voting agreement with the Rollover Shareholders (as described below), approximately 15.96% of the total outstanding Shares entitled to vote owned by the remaining shareholders must be voted in favor of the proposal in order for the merger to be approved, assuming all remaining shareholders will be present and voting in person or by proxy at the extraordinary general meeting.

        The Company will make available to its shareholders a proxy statement (the "proxy statement," a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. A copy of the merger agreement, together with the plan of merger substantially in the form attached as Appendix 1 to the merger agreement, is attached to the proxy statement as Annex A and is incorporated herein by reference.

        The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Amendment are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

        All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

Item 1    Summary Term Sheet

        The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

Item 2    Subject Company Information

(a)
Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

(b)
Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote"

•
"The Extraordinary General Meeting—Record Date; Shareholders and ADS Holders Entitled to Vote; Voting Materials"

•
"Security Ownership of Certain Beneficial Owners and Management of the Company"

(c)
Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Market Price of the Company's ADSs, Dividends and Other Matters—Market Price of the ADSs"

(d)
Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Market Price of the Company's ADSs, Dividends and Other Matters—Dividend Policy"

(e)
Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Transactions in the Shares and ADSs—Prior Public Offerings"

(f)
Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Transactions in the Shares and ADSs"

•
"Special Factors—Related Party Transactions"

Item 3    Identity and Background of Filing Person

(a)
Name and Address. Camelot Information Systems Inc. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

•
"Annex D—Directors and Executive Officers of Each Filing Person"

(b)
Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties in the Merger"

•
"Annex D—Directors and Executive Officers of Each Filing Person"

(c)
Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

•
"Annex D—Directors and Executive Officers of Each Filing Person"

Item 4    Terms of the Transaction

        (a)-(1)    Material Terms. Not applicable.

        (a)-(2)    Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors"

  •
  "The Extraordinary General Meeting"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

(c)
Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger"

(d)
Appraisal Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Appraisal Rights of Shareholders"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"Appraisal Rights"

•
"Annex C—BVI Business Companies Act, 2004, as amended—Section 179"

(e)
Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement the following caption is incorporated herein by reference:

•
"Provisions for Unaffiliated Security Holders"

(f)
Eligibility of Listing or Trading. Not applicable.

Item 5    Past Contracts, Transactions, Negotiations and Agreements

(a)
Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Related Party Transactions"

•
"Transactions in the Shares and ADSs"

(b)
Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

•
"Special Factors—Purpose of and Reasons for the Merger"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger"

(c)
Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

(e)
Agreements Involving the Subject Company's Securities. The information set forth in the proxy statement under the following captions incorporated herein by reference:

•
"Summary Term Sheet—Chairman Rollover Agreement"

•
"Summary Term Sheet—Rollover Agreement"

•
"Summary Term Sheet—Voting Agreement"

•
"Summary Term Sheet—Financing of the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Plans for the Company after the Merger"

•
"Special Factors—Financing"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting"

•
"The Merger Agreement and Plan of Merger"

•
"Transactions in the Shares and ADSs"

•
"Annex A—Agreement and Plan of Merger"

Item 6    Purposes of the Transaction and Plans or Proposals

(b)
Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"Special Factors—Purpose of and Reasons for the Merger"

•
"Special Factors—Effect of the Merger on the Company"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger"

(c)
(1)-(8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Merger"

•
"Summary Term Sheet—Purposes and Effects of the Merger"

•
"Summary Term Sheet—Plans for the Company after the Merger"

•
"Summary Term Sheet—Financing of the Merger"

•
"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

  •
  "Special Factors—Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effect of the Merger on the Company"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Financing"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

Item 7    Purposes, Alternatives, Reasons and Effects

(a)
Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Purposes and Effects of the Merger"

•
"Summary Term Sheet—Plans for the Company after the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

•
"Special Factors—Purpose of and Reasons for the Merger"

(b)
Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

•
"Special Factors—Position of the Buyer Parties as to the Fairness of the Merger"

•
"Special Factors—Purpose of and Reasons for the Merger"

•
"Special Factors—Effects on the Company if the Merger is not Completed"

(c)
Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Purposes and Effects of the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

•
"Special Factors—Position of the Buyer Parties as to the Fairness of the Merger"

•
"Special Factors—Purpose of and Reasons for the Merger"

•
"Special Factors—Effect of the Merger on the Company"

(d)
Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Purposes and Effects of the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

•
"Special Factors—Effect of the Merger on the Company"

•
"Special Factors—Plans for the Company after the Merger"

•
"Special Factors—Effects on the Company if the Merger is not Completed"

•
"Special Factors—Effect of the Merger on the Company's Net Book Value and Net Earnings"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"Special Factors—Material U.S. Federal Income Tax Consequences"

•
"Special Factors—Material PRC Income Tax Consequences"

•
"Special Factors—Material British Virgin Islands Tax Consequences"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger"

Item 8    Fairness of the Transaction

(a)-(b)    Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions incorporated herein by reference:

  •
  "Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors"

  •
  "Summary Term Sheet—Position of the Buyer Parties as to the Fairness of the Merger"

  •
  "Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

  •
  "Special Factors—Position of the Buyer Parties as to the Fairness of the Merger"

  •
  "Special Factors—Opinion of the Independent Committee's Financial Advisor"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor"

(c)
Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "The Extraordinary General Meeting—Vote Required"

(d)
Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

•
"Special Factors—Opinion of the Independent Committee's Financial Advisor"

(e)
Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

(f)
Other Offers. The information set forth in the proxy statement under the following caption since incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

Item 9    Reports, Opinions, Appraisals and Negotiations

(a)
Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Opinion of the Independent Committee's Financial Advisor"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Opinion of the Independent Committee's Financial Advisor"

•
"Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor"

(b)
Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Opinion of the Independent Committee's Financial Advisor"

•
"Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor"

(c)
Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Where You Can Find More Information"

        The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10    Source and Amount of Funds or Other Consideration

(a)
Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Financing of the Merger"

•
"Special Factors—Financing"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger"

(b)
Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Financing of the Merger"

•
"Special Factors—Financing"

(c)
Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Summary Term Sheet—Fees and Expenses"

•
"Special Factors—Fees and Expenses"

•
"The Merger Agreement and Plan of Merger—Fees and Expenses"

(d)
Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Summary Term Sheet—Financing of the Merger"

•
"Special Factors—Financing"

•
"The Merger Agreement and Plan of Merger—Financing"

Item 11    Interest in Securities of the Subject Company

(a)
Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"Security Ownership of Certain Beneficial Owners and Management of the Company"

(b)
Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Transactions in the Shares and ADSs"

Item 12    The Solicitation or Recommendation

(d)
Intent to Tender or Vote in a Going Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting"

  •
  "The Extraordinary General Meeting—Vote Required"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

(e)
Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors"

•
"Summary Term Sheet—Position of the Buyer Parties as to the Fairness of the Merger"

•
"Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

•
"Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

•
"Special Factors—Position of the Buyer Parties as to the Fairness of the Merger"

•
"The Extraordinary General Meeting—Our Board's Recommendation"

Item 13    Financial Statements

(a)
Financial Information. The audited financial statements of the Company for the year ended December 31, 2012 are incorporated herein by reference to the Company's Form 20-F for the year ended December 31, 2012, as amended, originally filed on April 29, 2013 (as amended on May 13, 2013) (see page F-1 and following pages).

  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Financial Information"

  •
  "Where You Can Find More Information"

(b)
Pro Forma Information. Not applicable.

Item 14    Persons/Assets, Retained, Employed, Compensated or Used

(a)
Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"The Extraordinary General Meeting—Solicitation of Proxies"

(b)
Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"Annex D—Directors and Executive Officers of Each Filing Person"

Item 15    Additional Information

(b)
Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16    Exhibits

(a)-(1)    Proxy Statement of the Company, dated February 25, 2014 (the "proxy statement").

(a)-(2)    Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)    Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4)    Press Release issued by the Company, dated March 12, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 14, 2013.

(a)-(5)    Press Release issued by the Company, dated April 22, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on April 22, 2013.

(a)-(6)    Press Release issued by the Company, dated September 18, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 18, 2013.

(a)-(7)    Press Release issued by the Company, dated February 24, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on February 25, 2014.

(b)-(1)    Debt Commitment Letter, dated as of September 18, 2013, by and between China Development Industrial Bank and Parent.

(b)-(2)    Convertible Debt Commitment Letter, dated as of September 18, 2013, by and between Zoyi Management Consulting Ltd. and Parent.

(c)-(1)    Opinion of Duff & Phelps, LLC, dated September 18, 2013, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2)    Discussion materials prepared by Duff & Phelps, LLC for discussion with the independent committee of the board of directors of the Company, dated September 17, 2013.

(d)-(1)    Agreement and Plan of Merger, dated as of September 18, 2013, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)    Rollover Agreement, dated as of September 18, 2013, by and among Rollover Shareholders and Parent, incorporated herein by reference to Annex E of the proxy statement.

(d)-(3)    Voting Agreement, dated as of September 18, 2013, by and among Rollover Shareholders and Parent, incorporated herein by reference to Annex F of the proxy statement.

(d)-(4)    Limited Guarantee, dated as of September 18, 2013, by Mr. Yiming Ma, Ms. Heidi Chou and Mr. Yuhui Wang in favor of the Company, incorporated herein by reference to Annex G of the proxy statement.

(f)-(1)    Appraisal Rights, incorporated herein by reference to the section entitled "Appraisal Rights" in the proxy statement.

(f)-(2)    Section 179 of the BVI Business Companies Act, 2004, as amended, incorporated herein by reference to Annex C of the proxy statement.

(g)         Not applicable.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2014
Camelot Information Systems Inc.
	By:	/s/ YIMING MA Name: Yiming Ma Title: Chairman and Chief Executive Officer
Camelot Employee Scheme Inc.
	By:	/s/ YIMING MA Name: Yiming Ma Title: Director
Camelot Employee SubMerger Scheme INC.
	By:	/s/ YIMING MA Name: Yiming Ma Title: Director
Yiming Ma
	By:	/s/ YIMING MA
Heidi Chou
	By:	/s/ HEIDI CHOU
Yuhui Wang
	By:	/s/ YUHUI WANG
Benefit Overseas Limited
	By:	/s/ YIMING MA Name: Yiming Ma Title: Director
Dreams Power Ltd.
	By:	/s/ HEIDI CHOU Name: Heidi Chou Title: Director
Bo Chen
	By:	/s/ BO CHEN

Exhibit Index

(a)-(1)    Proxy Statement of the Company, dated February 25, 2014 (the "proxy statement").

(a)-(2)    Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)    Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4)    Press Release issued by the Company, dated March 12, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 14, 2013.

(a)-(5)    Press Release issued by the Company, dated April 22, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission oprn April 22, 2013.

(a)-(6)    Press Release issued by the Company, dated September 18, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 18, 2013.

(a)-(7)    Press Release issued by the Company, dated February 24, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on February 25, 2014.

(b)-(1)    Debt Commitment Letter, dated as of September 18, 2013, by and between China Development Industrial Bank and Parent.

(b)-(2)    Convertible Debt Commitment Letter, dated as of September 18, 2013, by and between Zoyi Management Consulting Ltd. and Parent.

(c)-(1)    Opinion of Duff & Phelps, LLC, dated September 18, 2013, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2)    Discussion materials prepared by Duff & Phelps, LLC for discussion with the independent committee of the board of directors of the Company, dated September 17, 2013.

(d)-(1)    Agreement and Plan of Merger, dated as of September 18, 2013, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)    Rollover Agreement, dated as of September 18, 2013, by and among Rollover Shareholders and Parent, incorporated herein by reference to Annex E of the proxy statement.

(d)-(3)    Voting Agreement, dated as of September 18, 2013, by and among Rollover Shareholders and Parent, incorporated herein by reference to Annex F of the proxy statement.

(d)-(4)    Limited Guarantee, dated as of September 18, 2013, by Mr. Yiming Ma, Ms. Heidi Chou and Mr. Yuhui Wang in favor of the Company, incorporated herein by reference to Annex G of the proxy statement.

(f)-(1)    Appraisal Rights, incorporated herein by reference to the section entitled "Appraisal Rights" in the proxy statement.

(f)-(2)    Section 179 of the BVI Business Companies Act, 2004, as amended, incorporated herein by reference to Annex C of the proxy statement.

(g)          Not applicable.